Exhibit 99.6

May 4, 2020

USA Technologies, Inc.

100 Deerfield Lane #300

Malvern, Pennsylvania 19355

Attention: Donald W. Layden, Jr.

Re:	Treatment of USAT Confidential Information

Dear Mr. Layden:

This letter proposes undertakings by Hudson Executive Capital LP and the investment funds it advises (collectively, “Hudson”) to protect the confidentiality of information received by Hudson and by Messrs. Douglas Bergeron and Douglas Braunstein (each a “USAT Director” and collectively the “USAT Directors”). The undertakings in the following paragraphs will be effective so long either of the USAT Directors serves as a director of the USA Technologies, Inc. (“USAT”).

The USAT Directors may communicate confidential information about USAT that either of them learn in their capacity as directors of USAT to Hudson, its members, employees, and outside advisors, but in each case only to those who need to know such information for the purpose of advising Hudson on its investment in USAT, and Hudson shall be (and shall cause such persons to be) bound by the same confidentiality restrictions that are applicable to USAT Directors. The same restrictions shall apply to the handling of confidential information about USAT that is provided directly to Hudson personnel by USAT at the request or direction of either USAT Director.

In the event that a recipient of such information is required by any court, governmental or regulatory authority, or by legal process to disclose any such information, Hudson shall promptly, to the extent legally permissible, notify USAT of such requirement and cooperate with USAT in its efforts to limit any such disclosure prior thereto; provided, that if disclosure is nonetheless legally required, the recipient may disclose such portion of the information as counsel has advised is legally required or advisable to be produced. Hudson (i) acknowledges that applicable United States securities laws prohibit any person who has material nonpublic information about a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities and (ii) agrees to comply with (and to cause Hudson personnel to comply with) the United States securities laws in respect of communicating any such information and refraining from trading in USAT securities while in possession of such information in violation of such securities laws.

Furthermore, Hudson and its controlled affiliates will engage in the purchase or sale of USAT securities only when such trading is permitted for USAT Directors.

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USAT acknowledges and agrees that, regardless of the assurances provided herein and regardless of the advice or other services USAT shall receive, neither Hudson nor its General Counsel nor any other employees of Hudson will have any attorney-client relationship with USAT, or otherwise provide any legal services, offer legal advice, or engage in any legal representation to or on behalf of USAT or any of its subsidiaries. USAT further acknowledges and agrees that any services provided by Hudson’s General Counsel or other employee(s) of Hudson for USAT or any of its subsidiaries shall not create any such relationship, and USAT should and shall rely on its own legal counsel for any legal services, legal advice or legal representation.

Very truly yours,

/s/ Douglas L. Braunstein
Douglas L. Braunstein Founder and Managing Partner

AGREED:

USA Technologies, Inc.

By:	/s/ Donald W. Layden, Jr.
Donald W. Layden, Jr.
Chief Executive Officer

570 Lexington Avenue, 35th Floor, New York, New York 10022-6867

(212) 521-8495 | www.hudsonexecutive.com